Exhibit 99.1

ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Independent Auditor's Report	1 - 2

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity (Deficit)	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 25

- - - - - - - - - - - - - - - - - -

Independent Auditor's Report

To the Shareholders of Adira Energy Ltd.

We have audited the accompanying consolidated financial statements of Adira Energy Ltd., which comprise the consolidated statement of financial position as at December 31, 2014, and the consolidated statements of comprehensive profit and loss, changes in equity (deficit), and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Adira Energy Ltd. as at December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1(b) to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Adira Energy Ltd.'s ability to continue as a going concern.

Other Matters

The consolidated financial statements as at December 31, 2013 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their audit report dated April 29, 2014.

Chartered Professional Accountants Licensed Public Accountants

Mississauga, Ontario
April 29, 2015

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

		December 31,
	Note	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$334	$617
Restricted deposits	5	9	35
Other receivables and prepaid expenses	6	64	2,513

Total current assets		407	3,165

NON-CURRENT ASSETS:
Property and equipment, net	7	2	61

Total assets		$409	$3,226

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	9	$167	$2,817
Other accounts payable and accrued liabilities	10	56	986

Total current liabilities		223	3,803

EQUITY (DEFICIT):
Share capital	13	-	-
Additional paid-in capital	13	34,051	34,023
Accumulated deficit		(33,865)	(34,600)

Total equity (deficit)		186	(577)

Total liabilities and equity		$409	$3,226

The accompanying notes are an integral part of the consolidated financial statements.

Approved on Behalf of the Board:

April 29, 2015	/s/ Dennis Bennie	/s/ Alan Friedman
Date of approval of the financial statements	Dennis Bennie Chairman of the Board	Alan Friedman Director

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2014	2013

Revenues and other income	18	$-	$17

Expenses:
Exploration expenses	8	-	677
General and administrative expenses	19	602	2,813
Gain on settlement of accounts payable and other payables	8(e)	(1,374)	-
Impairment charge	8(e)	-	5,168

Total expenses		(772)	8,658

Profit (loss) before financing income and gain on foreign exchange		772	(8,641)

Financing income	20	-	3,027
Gain on foreign exchange		(37)	(30)

Profit (loss) before income taxes		735	(5,644)
Income taxes	12	-	-

Net profit (loss) and comprehensive profit (loss)		$735	$(5,644)

Basic and diluted net earnings (loss) per share attributable to equity holders of the parent	14	$0.06	$(0.47)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		12,158,302	12,052,073

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated		Total equity
	shares	capital	capital	deficit	Total	(deficit)

Balance as of January 1, 2013	12,052,022	$-	$33,966	$(28,956)	$5,010	$5,010

Share-based compensation	-	-	57	-	57	57
Net loss	-	-	-	(5,644)	(5,644)	(5,644)

Balance as of December 31, 2013	12,052,022	-	34,023	(34,600)	(577)	(577)

Shares and warrants issued in private placement, net (Note 13(b))	240,000	-	60	-	60	60
Share-based compensation recovery	-	-	(32)	-	(32)	(32)
Net loss	-	-	-	735	735	735

Balance as of December 31, 2014	12,292,022	$-	$34,051	$(33,865)	$186	$186

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2014	2013
Cash flows from operating activities:

Net profit (loss)	$735	$(5,644)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	45	88
Impairment charge	-	5,168
Loss on sale of fixed assets	3	-
Revaluation of warrants	-	(3,013)
Share-based compensation (recovery)	(32)	57
Gain on settlement of accounts payable and other payables	(1,374)	-

	(1,358)	2,300
Changes in operating asset and liability items:

Decrease in accounts receivable, other receivables and prepaid expenses	2,449	4,847
Decrease in trade payables	(1,276)	(3,024)
Decrease in other accounts payable and accrued liabilities	(930)	(490)

	243	1,333

Net cash used in operating activities	(380)	(2,011)

Cash flows from investing activities:

Expenditures on exploration and evaluation assets	-	(2,636)
Proceeds from sale of equipment	11	1,823
Decrease in restricted cash	26	1,047

Net cash provided by investing activities	37	234

Cash flows from financing activities:

Proceeds from issue of shares	60	-

Net cash provided by financing activities	60	-

Decrease in cash and cash equivalents	(283)	(1,777)
Cash and cash equivalents at the beginning of the year	617	2,394

Cash and cash equivalents at the end of the year	$334	$617

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Nature of operations

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada.  The registered head office is located at 120 Adelaide Street West, Suite 800, Toronto, Ontario, M5H 1T1.  The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange in Canada. The consolidated financial statements of the Company for the year ended December 31, 2014 were authorized for issue in accordance with a resolution of the directors on April 29, 2015.

During the years 2009-2010, Adira Israel was granted three offshore petroleum licenses in Israel. The Company's wholly-owned Canadian subsidiary, Adira Energy Holdings Corp. owns three wholly-owned Israeli subsidiaries as follows: (i) Adira Energy Israel Limited ("Adira Israel"), held two offshore petroleum license being the "Gabriella License No. 378" ("Gabriella"), which expired on September 1, 2014, of which it held 15% (see also Note 8(a) and the "Yitzhak License No. 380" ("Yitzhak"), which expired on October 30, 2014, of which it owned a 70% interest (see also Note 8(b); (ii) Adira Oil Technologies Limited ("AOT") which was granted a 23.25% interest in one offshore petroleum license, the "Samuel License No. 388" ("Samuel"), which was returned to the Ministry of Energy and Water of the State of Israel (the "Ministry") in October 2013 (see also Note 8(c) (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses"); and (iii) Adira Energy Israel Services Ltd. provided services in respect of the entities described above, until December 31, 2013. Adira Energy Holdings Corp. also owns 60% of the subsidiary, Adira Geo Global Limited ("AGG"), which owned a 30% interest in Samuel. Adira Israel owns an option to farm into the Yam Hadera License (see also Note 8(d)).

b.
Going concern

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company is currently in the exploration stage and has not commenced commercial operations. As at December 31, 2014, the Company had a working capital deficit of $184, an accumulated deficit of $33,865 and is not yet generating operating cash flows. As such, there is significant doubt regarding the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 2:	BASIS OF PREPARATION

a.
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

b.
Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars. All values are rounded to the nearest thousand ($000), except share and per share data or when otherwise indicated.

On August 9, 2013, the Company completed a consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every three pre-consolidation Common Shares (the "Share Consolidation").

On September 29, 2014, the Company completed a second consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the "Second Share Consolidation"). All share and per share data for all periods presented have been adjusted to reflect the decrease in number of shares resulting from the Consolidation and the Second Consolidation.

c.
Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Adira Energy Holdings Corp., Adira Energy Israel Limited, Adira Oil Technologies Limited and Adira Energy Israel Services Ltd. In addition Adira Energy Holdings Corp. has a 60% ownership in Adira Geo Global Limited.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

a.
Significant judgments and estimates

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate. In the preparation of these consolidated financial statements the Company has not identified any judgments or estimates which may have a significant effect on the amounts recognized in the consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.
Unincorporated joint oil and gas ventures

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture’s assets, liabilities it has incurred, income from the sale or use of its share of the joint venture’s operations output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture. As of December 31, 2014, all the joint ventures  have ceased.

c.
Farm-out arrangements in the exploration and evaluation phase

A farm-out is the transfer of part of an oil and gas interest in consideration for an agreement by the transferee ("farmee") to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner ("farmor"). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company (farmor) accounts for the farm-out arrangement as follows:

-    The farmor does not record any expenditure made by the farmee on its behalf;
-    The farmor does not recognize a gain or loss on the farm-out arrangement, but rather redesignates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained; and
-   any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal. As of December 31, 2014, the Company had no outstanding farm-out arrangements.

d.
Translation of foreign currencies
The Company’s presentation currency is the U.S. dollar. The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for the Company and each of its subsidiaries, and is used to measure the financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.
Cash equivalents

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

f.	Financial instruments The Company’s financial instruments consist of the following summarized accounts included within the consolidated statements of financial position:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Restricted deposits	Loans and receivables
Other receivables	Loans and receivables
Trade payables	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities

Loans and receivables: Loans and receivables are financial assets with fixed or determinable payments not quoted in an active market. These assets are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the net carrying amount on initial recognition.

Other financial liabilities: Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these other financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities are derecognized when the obligations are discharged, cancelled or expired.

Impairment of financial assets: Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include financial difficulty of the counterparty, default or delinquency in interest or principal payment or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable balance is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Financial instruments (cont.)

Financial instruments recorded at fair value: The Company classifies its financial instruments according to a three level hierarchy that reflects the significance of the inputs used in making fair value measurements. The three levels of the fair value hierarchy are as follows:

●  Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

●  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities directly or indirectly; and

●  Level 3 - Inputs for assets or liabilities that are not based on observable market data.

g.
Property and equipment

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Drilling rig and related equipment	10
Office furniture and equipment	10
Computers and peripheral equipment	33

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

h.
Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.
Exploration and evaluation assets

Pre-license costs:

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs:

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting. During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

j.
Income taxes
Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.
Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.
Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or equity depending on the item to which the adjustment relates.
Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

l.
Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company's revenues are derived from:

Operator fees - the Company acted as the operator on the Offshore Licenses and was entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective unincorporated joint venture’s (“UJV's”) or at a rate ranging from 1.2%-4.8% of the total exploration costs incurred by the respective UJV's depending on the annual expenditures in the UJV. Revenues from operator fees were recognized in accordance with the terms of the Joint Operating Agreements, as exploration costs are incurred in the UJV's.

Consulting fees - The Company provided consulting services in respect of the Offshore Licenses on a "time and materials" basis. Consulting fees were recognized as revenues as the services were rendered to the respective UJV's.

m.
Loss per share

Basic loss per share is computed by dividing the profit or loss for the period by the weighted average number of common shares outstanding during the period. Stock options and common share purchase warrants are not included in the calculation of diluted loss per share if their inclusion would be antidilutive.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.
Decommissioning liability

Decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related property and equipment. The amount recognized is the estimated cost of decommissioning, discounted to its present value. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property and equipment. The unwinding of the discount on the decommissioning provision is included as a finance cost.

o.
Standards and amendments issued but not yet effective

The IASB issued new standards and amendments not yet effective. The Company is assessing the impact of the following standard:

IFRS 9, Financial Instruments (“IFRS 9”) was initially issued by the IASB on November 12, 2009 and issued in its completed version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after January 1, 2018. The Company anticipates that this standard will be adopted in the Company’s financial statements for the year beginning January 1, 2018, and has not yet considered the potential impact of the adoption of IFRS 9.

NOTE 4:-	CASH AND CASH EQUIVALENTS
	December 31,
	2014	2013

In US dollars	$249	$436
In Canadian dollars	41	126
In new Israeli shekels ("NIS")	44	55

	$334	$617

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 5:
RESTRICTED CASH

Short-term restricted cash of $9 as of December 31, 2014, relates to deposits held by a financial institution as security in connection with a guarantee against the Company's credit facility.

Short-term restricted cash of $25 as of December 31, 2013, relates to cash held by a financial institution as a guarantee for the Company's Israeli office rental obligation and $10 as security in connection with a guarantee against the Company's credit facility.

NOTE 6:	OTHER RECEIVABLES AND PREPAID EXPENSES
	December 31,
	2014	2013

Receivable from UJVs	$-	$2,292
Government authorities	16	108
Prepaid expenses	48	86
Other receivables	-	27

	$64	$2,513

NOTE 7:	PROPERTY AND EQUIPMENT, NET Composition and movement: 2014
	Drilling rig and related equipment	Office furniture and equipment	Computer and peripheral equipment	Total
Cost:
Balance at January 1, 2014	$-	$5	$285	$290
Disposals during the year		(5)	(282)	(287)
Balance at December 31, 2014	-	-	3	3

Accumulated depreciation:
Balance at January 1, 2014	-	4	225	229
Depreciation for the year		1	44	45
Disposals during the year	-	(5)	(268)	(273)
Balance at December 31, 2014	-	-	1	1

Depreciated cost at December 31, 2014	$-	$-	$2	$2

During the year, Adira Israel disposed of assets with a net cost of $14, for which it received proceeds of $11 and recorded a net loss of $3, which is included in general and administrative expenses in the Consolidated Statements of Comprehensive Profit and Loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 7:	PROPERTY AND EQUIPMENT, NET (Cont.)

2013
	Drilling rig and related equipment	Office furniture and equipment	Computer and peripheral equipment	Total
Cost:
Balance at January 1, 2013	$426	$83	$285	$794
Disposals during the year	(426)	(78)	-	(504)
Balance at December 31, 2013	-	5	285	290

Accumulated depreciation:
Balance at January 1, 2013	348	30	140	518
Depreciation for the year	-	3	85	88
Disposals during the year	(348)	(29)	-	(377)
Balance at December 31, 2013	-	4	225	229

Depreciated cost at December 31, 2013	$-	$1	$60	$61

NOTE 8:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses:

a.	Gabriella:

a.
Gabriella:

The Gabriella License was awarded to the Company in July 2009. The license was issued for an initial three year period and could be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery.

Adira Israel, Modi’in Energy LP (“MELP”) and Brownstone Energy Inc, the partners in the license entered into various agreements for the purpose of drilling an exploration well on the Gabriella License in January 2013. The drilling, however, was not accomplished and Adira Israel and MELP alleged that the other was in default of various obligations under the Gabriella Joint Operating Agreement (“JOA”) and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the "Settlement Agreement Effective Date"), Adira Israel entered into a settlement and release agreement (the "Settlement Agreement") with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations on the Gabriella License. Pursuant to the Settlement Agreement, the Gabriella License participants agreed to waive and release each other from any claims and demands that they may have had against each other with respect to the Gabriella License. The Agreement further provided that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well. As of June 30, 2013, Adira Israel’s net share of the costs totaled approximately US$3.3 million, which has been paid as at December 31, 2013. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, its management fee.

Pursuant to the Settlement Agreement, in the event that Adira Israel does not pay the Settlement Costs, at MELP's request, Adira Israel may withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its remaining ORRI.

On September 22, 2014, the Petroleum Commissioner advised MELP that license No. 378 (the “Gabriella License”) and the license No. 383 (the “Yam Hadera License”) expired, without further extension being granted, due to the milestones in their work program not being achieved.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 9:-	EXPLORATION AND EVALUATION ASSETS The following is a description of activities in respect of the Company's licenses:

a.
Gabriella:

The Gabriella License was awarded to the Company in July 2009. The license was issued for an initial three year period and could be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery.

Adira Israel, Modi’in Energy LP (“MELP”) and Brownstone Energy Inc, the partners in the license entered into various agreements for the purpose of drilling an exploration well on the Gabriella License in January 2013. The drilling, however, was not accomplished and Adira Israel and MELP alleged that the other was in default of various obligations under the Gabriella Joint Operating Agreement (“JOA”) and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the "Settlement Agreement Effective Date"), Adira Israel entered into a settlement and release agreement (the "Settlement Agreement") with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations on the Gabriella License. Pursuant to the Settlement Agreement, the Gabriella License participants agreed to waive and release each other from any claims and demands that they may have had against each other with respect to the Gabriella License. The Agreement further provides that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well. As of June 30, 2013, Adira Israel’s net share of the costs totaled approximately US$3.3 million, which has been paid as at December 31, 2014. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, its management fee.

Pursuant to the Settlement Agreement, in the event that Adira Israel does not pay the Settlement Costs, at MELP's request, Adira Israel may withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its remaining ORRI.

As of the date of these financial statements, as the Company was unable to meet its obligations under the Settlement Agreement, as discussed above, Adira Israel, may, at the request of MELP, be required to relinquish its interest in the Gabriella License.

On September 22, 2014, the Petroleum Commissioner advised MELP that license No. 378 (the “Gabriella License”) and the license No. 383 (the “Yam Hadera License”) expired, without further extension being granted, due to the milestones in their work program not being achieved.

b.
Yitzhak:

The Yitzhak license was awarded to the Company in October 2009. The license was issued for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery. In October 2013, the Company had received a renewal of the Yitzhak license to October 15, 2014, including extension of certain milestones. The Company did not meet the milestones on the license, which expired on October 15, 2014.

c.
Samuel:

The Samuel license was issued in August 2010. The license was issued to a consortium led by the Company (through the Company's subsidiaries, AOT and AGG).

On October 14, 2013, AGG relinquished the Samuel license, offshore Israel, back to the State of Israel, as a result of challenging markets and difficulty in raising significant funds to drill multi well programs.

d.
Yam Hadera:

The Company had an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option has exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner advised MELP that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, MELP sent a letter of appeal to the decision with the Minister of Energy and Water, however, as of this date, no reply has been received.

e.
For the year ended December 31, 2013, as a result of the relinquishment of the Samuel license and the cessation of operations on the Gabriella licenses and the lack of progress on the Yitzhak licenses, the Company recorded a $5,168 non-cash impairment charge arising from the write-off of exploration and evaluation assets in the statement of comprehensive profit and loss. For the year ended December 31, 2014 Adira Israel recorded a gain on settlement of accounts payable and other payables in the amount of $1,374, arising from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2013.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 9:	TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 10:	OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2014	2013

Employees in respect of payroll	$30	$346
Accrued expenses	26	603
Other	-	37

	56	$986

NOTE 11:	FINANCIAL INSTRUMENTS

The Company's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Company's financial performance.

a.
Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalent, restricted deposits balances and other receivables. The Company’s exposure as at December 31, 2014 and 2013 was for $359 and $3,079 respectively, which consisted of $334 (2013 - $617) in cash held in bank accounts, $9 (2013 - $35) in restricted deposits and $16 (2013 - $2,427) in other receivables.

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. The Company regularly monitors credit extended to customers and their general financial condition. The Company historically has not had significant past-due receivables.

b.
Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. As of December 31, 2014, the Company had cash and cash equivalents of $334 (2013 - $617), restricted deposits of $9 (2013 - $35), and other receivables and prepaid expenses of $64 (2013 – $2,513) to settle other payables in the amount of $223 (2013 – $3,803) (Note 1(b)).

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 11:	FINANCIAL INSTRUMENTS (Cont.)

c.
Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk and foreign currency risk.

1.	Interest rate risk: The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

2.
Foreign currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S or the Canadian dollar would not have a significant effect on the Company.

NOTE 12:	TAXES ON INCOME

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2013 – 26.5%) to the effective tax rates for the years ended December 31

	2014	2013
Income (loss) before recovery of income taxes	$735	$(5,644)

Expected income tax recovery	$195	$(1,496)
Difference in foreign tax rates	-	(134)
Tax rate changes and other adjustments	(1,208)
Non-deductible expenses	(343)	925
Unrealized foreign exchange	617	-
Change in tax benefits not recognized	739	705
Income tax (recovery) expense	$-	$-

Deferred tax
The following table summarizes the components of deferred tax:
	2014	2013
Deferred Tax Assets
Non-capital losses carried forward	$475	$162,748

Deferred Tax Liabilities
Note payable	$(475)	$(162,748)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 12:	TAXES ON INCOME (Cont.)

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:
	2014	2013
Deferred income tax assets
Property and equipment	$1	$1
Share issuance costs	$874	$1,468
Non-capital losses carried forward	$5,887	$4,492

The Canadian non-capital loss carry forwards expire as noted in the table below. Share issue and financing costs will be fully amortized in 2016. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$88
2028	476
2029	883
2030	1,112
2031	2,313
2032	683
2033	1,125
2034	1,001
$7,681

As of December 31, 2014, carryforward losses in Israel are approximately $27.1 million and may be carried forward indefinitely.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 13:	SHARE CAPITAL

a.	Authorized Unlimited number of Common shares without nominal or par value.

b.
Issued and outstanding Common shares

On July 23, 2014, the Company completed a non-brokered private placement by issuing 240,000 common shares at a price of $0.25 per common share for gross proceeds of $60.

c.
Stock Option Plan

Under the Company's August 31, 2009 Stock Option Plan ("the Incentive Stock Option Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

Stock options may be issued up to 10% of the Company's outstanding Common shares at a term and an exercise price to be determined by the Company's Board of Directors. The maximum term of the options is ten years from the date of grant.

As of December 31, 2014, an aggregate of 813,802 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2014 and 2013 were as follows:

	Number of options outstanding	Weighted average exercise price
Balance, January 1, 2013	1,177,407	$5.10

Options forfeited	(518,874)	4.74

Balance, December 31, 2013	658,533	5.45

Options forfeited	(242,533)	4.29

Balance, December 31, 2014	416,000	$5.37

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 13:	SHARE CAPITAL

c.	Stock Option Plan (Cont.)

The following tables summarize information about stock options outstanding and exercisable as of December 31, 2014:

Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

January 28, 2010	January 27, 2015	$8.40	$9.00	58,000	58,000	0.07
July 22, 2010	July 21, 2015	$3.75	$9.00	16,667	16,667	0.56
January 11, 2011 (*)	January 10, 2016	$9.90	$10.32	70,000	64,583	1.03
March 18, 2011 (*)	March 17, 2016	$8.85	$9.29	6,667	5,833	1.21
May 3, 2011 (*)	May 2, 2016	$7.80	$7.74	16,667	14,583	1.34
December 1, 2011 (*)	November 30, 2016	$3.30	$6.45	2,000	1,500	1.92
August 22, 2012 (*)	August 21, 2017	$1.05	$2.58	246,000	246,000	2.64

				416,000	407,167

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on December 31, 2014.

Stock options granted are expensed as share-based payments. For grants made until December 31, 2011, the Company used the Black-Scholes option pricing model to value stock options granted.  For grants made from January 1, 2012, the Company uses the Binominal option pricing model to value stock options granted.

d.	Share purchase warrants The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

	Number of warrants (*)	Weighted average exercise price

Balance as of January 1, 2013	97,423,015	$0.25

Warrants expired	(15,057,375)	0.54

Balance as of December 31, 2013	82,365,640	0.20

Warrants expired	(3,353,000)	0.12

Balance as of December 31, 2014	79,012,640	$0.17

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 13:	SHARE CAPITAL (Cont.)

d.     Share purchase warrants (Cont.)

The following tables summarize information applicable to warrants outstanding as of December 31, 2014:

Issue date	Expiry date	Grant date fair value	Exercise price (**)	Number of warrants

August 9, 2012	August 9, 2015	$ 0.07	$ 0.17	79,012,640

(*)	Following the Share Consolidation and the Second Share Consolidation, every 15 previously issued warrants will be convertible into one Common Share of the Company.

(**)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of December 31, 2014.

NOTE 14:	EARNINGS (LOSS) PER SHARE

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the treasury stock method. Outstanding stock options of 416,000 (2013 – 658,533) and 5,267,509 (2013 - 5,491,042) warrants, after giving effect to share consolidation, were not included in the computation of diluted earnings (2013 – loss) per share as their inclusion would be anti-dilutive.

NOTE 15:	CAPITAL MANAGEMENT

The Company is in the early stage of gas and petroleum exploration. The Company has negative cash flows from current operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place. The Company supervises the actual expenditure against the budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns for shareholders within the context of relevant opportunities and risks associated with the Company's operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous administrative process.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 16:	RELATED PARTY TRANSACTIONS

    For the year ended December 31, 2014, the Company recognized $233 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2013 - $386).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

Compensation to directors and key management personnel:

The CEO, CFO, COO, V.P. Business Development, Head Geologist, V.P. Contracts and Regulation, and the directors are considered key management personnel.

	Year ended December 31,
	2014	2013

Short-term employee benefits	$212	$1,133
Share based compensation	22	16

	$234	$1,149

Number of people	2	6

Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Year ended December 31,
	2014	2013

Share based compensation	38	$32

Number of people	3	3

NOTE 17:	COMMITMENTS AND CONTINGENCIES

The Company has an agreement for the lease of the offices in Toronto, Canada for a period ending in 2015. In 2013, the lease agreement for the Company's office in Ramat Gan, Israel expired. The total future minimum lease payments under non-cancelable operating lease in Canada is $26.

NOTE 18:	REVENUES AND OTHER INCOME

a.
The Company operated in one segment, the oil and gas business and conducted its operations in Israel with its head office in Canada. Details of the Company's revenues and other income (all of which are derived from Israel) are as follows:

	Year ended December 31,
	2014	2013

Consulting	$-	$7
Operator fees	-	5
Other income	-	5

	$-	$17

b.	For the year ended December 31, 2013, all $17 of revenues were derived from one customer.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 19:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013

Payroll and related payments	$307	$945
Share-based compensation (recovery)	(32)	32
Professional fees	122	968
Rent and office expenses	90	280
Depreciation	45	88
Travel	-	18
Insurance	30	48
Others	40	434

	$602	$2,813

NOTE 20:	FINANCE INCOME

On August 9, 2012, the Company completed a prospectus offering of 26,337,546 units for gross proceeds of $11,099 (before issuance expenses of $1,298 including the fair value of broker warrants $ 219).  Each unit was priced at CAN$0.42 and consists of one Common Share and one warrant. Each warrant is exercisable to acquire 15 Common Shares at a price of CAN$0.60 per Common Share until August 9, 2015.

The warrants are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants was classified as a financial liability and the fair value of the warrants on the date of issuance was approximately $5,312. This financial liability is remeasured to fair value at the end of each period and changes in fair value is recorded in profit or loss. For the year ended December 31, 2014, the Company recorded a gain in financing income of $Nil (2013 - $3,013) as a result of remeasuring the fair value of the warrants to their fair value of zero as of December 31, 2014 and 2013.